FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule
13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of September 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement filed on Form 6-K on August 14, 2008, have been adopted as follows:

1.	To elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2.	To appoint Ms. Nelly Assouline as an external director of the Company, to hold office for a three year term commencing November 14, 2008 and to appoint Mr. David Golan as an external director of the Company, to hold office for a three year term commencing February 18, 2009.

3.	To pay to Ms. Assouline and Mr. Golan, for the duration of their service as external directors, compensation in the form of an annual fee and a per meeting attendance fee at the “fixed” statutory amounts and to issue to each 7,500 options to purchase ordinary shares as described in the proxy statement.

4.	To approve the proposed compensation as detailed in the proxy statement, to all directors of the Company (including directors appointed in the future but excluding external directors) who are not employees or paid consultants of the Company.

5.	To reappoint Kost, Forer, Gabbay & Kasierer as independent auditors of the Company, until the next Annual General Meeting of shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: September 24, 2008